FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

 Securities Exchange Act of 1934

For the month of January 2016

BUENAVENTURA MINING COMPANY INC.

 (Translation of Registrant's Name into English)

CARLOS VILLARAN 790

 SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

BUENAVENTURA ANNOUNCES FOURTH QUARTER AND 2016 ESTIMATED PRODUCTION PER METAL

Lima, Peru, January 26, 2016 - Compañía de Minas Buenaventura S.A.A. (“Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest publicly traded, precious metals mining company today announced preliminary 4Q15 production results and 2016 operating guidance.

4Q15 Production per Metal and 2016 Operating Guidance (100% basis)
	4Q15 (Actual)	FY15 (Actual)	2016 (Estimated)

Gold (Oz.)
Orcopampa	48,606	204,629	200k - 210k
La Zanja	37,709	141,071	130k - 140k
Tantahuatay	47,697	144,782	145k - 155k
Yanacocha	211,256	917,690	600k - 650k

Silver (Oz.)
Uchucchacua	4,118,509	13,919,920	15.5M - 16.5M
Julcani	868,662	3,266,453	3.0M - 3.4M
Mallay	357,236	1,285,361	1.5M - 1.9M
El Brocal	1,183,101	3,669,500	2.8M - 3.2M

Zinc (MT)
El Brocal	15,966	53,319	60K - 70K
Uchucchacua	1,602	5,692	9.2K - 10.0K
Mallay	2,407	9,173	11.0K - 11.8K

Copper (MT)
El Brocal	9,165	32,061	35K - 45K
Cerro Verde	TBA	TBA	TBA

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly traded precious metals Company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines, as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa*, Uchucchacua*, Breapampa*, Mallay*, Julcani*, El Brocal, La Zanja and Coimolache) and is developing the Tambomayo and San Gabriel Projects.

The Company owns 43.65% of Minera Yanacocha S.R.L (a partnership with Newmont Mining Corporation), an important precious metal producer and 19.58% of Sociedad Minera Cerro Verde, an important Peruvian copper producer.

For a printed version of the Company’s 2014 Form 20-F, please contact the persons indicated above, or download a PDF format file from the Company’s web site.
(*) Operations wholly owned by Buenaventura
Note on Forward-Looking Statements
This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company’s, Yanacocha’s and Cerro Verde’s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver, copper and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economic, social and legal developments. These forward-looking statements reflect the Company’s view with respect to the Company’s, Yanacocha’s and Cerro Verde’s future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: January 26, 2016